UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 31)

STAAR Surgical Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

852312305
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 142 West 57th Street, 11th Floor New York, New York 10019 (212) 508-5735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,768,430

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,768,430

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,768,430

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,768,430

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,768,430

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,768,430

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

25,900

8.	SHARED VOTING POWER

10,768,430

9.	SOLE DISPOSITIVE POWER

25,900

10.	SHARED DISPOSITIVE POWER

10,768,430

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,794,330

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	852312305

Item 1.	Security and Issuer.

The name of the issuer is STAAR Surgical Company, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 25651 Atlantic Ocean Drive, Lake Forest, California 92630. This Amendment No. 31 to Schedule 13D relates to the Issuer’s Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); and (iii) Neal C. Bradsher, a United States citizen (“Mr. Bradsher”, and collectively with Broadwood Partners and Broadwood Capital, the "Reporting Persons").

	(b), (c)	Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is c/o Broadwood Capital, Inc., 142 West 57th Street, 11th Floor, New York, New York 10019.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 10,768,430 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 10,768,430 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 10,794,330 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares for investment purposes in a series of transactions beginning in 1994 and are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages.

Since the Reporting Persons’ thirtieth Schedule 13D Amendment filing in November 2023, the Issuer’s stock price has fallen modestly further. This decline took place despite further business growth, consistent profitability, and further balance sheet improvement. Therefore, the Issuer’s valuation has fallen further, to a level that is far below those of companies that the Reporting Persons believe are in some ways comparable, but which are unprofitable, have significantly weaker long-term prospects, and are not positioned to benefit from an eventual rebound in global macroeconomic conditions. The Reporting Persons have purchased additional Shares in recent weeks. The Reporting Persons believe that the Issuer has continued to make progress toward realizing its substantial long-term global growth opportunity, and that the Issuer's new CEO and management team have continued to address minor problems that developed late in the generally successful tenure of the prior CEO. The Reporting Persons’ longstanding belief in the advantages of the Issuer's proprietary technology and the Issuer’s resulting substantial long-term global growth opportunity has not changed. Therefore, as was the case during similar periods in past decades, the Reporting Persons would oppose any proposed acquisition of the Issuer at a price that did not represent a very large premium to its current market value, because such a price would not, in the Reporting Persons’ opinion, reflect the Issuer’s long-term value.

The Reporting Persons remain attentive to the importance of corporate governance matters and shareholder alignment, and believe that shareholder-oriented corporate governance made a substantial contribution to the Issuer’s overall progress after the former Chairman of the Issuer’s board of directors (the “Board”) and two other directors joined the Board in 2014-2016 as a result of dialogue between shareholders and the Board, until the departure of the former Chairman in mid-2022. The Reporting Persons also have welcomed recent improvements in corporate governance, most notably Board changes that included the appointment to the Board of a director with a strong understanding of shareholder alignment, the respect of many large shareholders, and a deep understanding of Asia, from which approximately 80% of the Issuer’s revenue is derived. The Reporting Persons intend to remain in dialogue from time to time with members of the Board and other shareholders about improvements to the Issuer's corporate governance and shareholder alignment, and strategies for long-term shareholder value creation.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. In that regard, the Reporting Persons have been and may continue to be in contact with members of the Issuer's management, Board, other significant shareholders and others regarding alternatives that the Issuer could employ to create significant additional shareholder value over time.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

	(a) – (d)	As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 10,768,430 Shares, constituting 22.1% of the Shares, based upon 48,817,473 Shares outstanding as of the date hereof. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,768,430 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 10,768,430 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 10,768,430 Shares, constituting 22.1% of the Shares, based upon 48,817,473 Shares outstanding as of the date hereof. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,768,430 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 10,768,430 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 10,794,330 Shares, constituting 22.1% of the Shares, based upon 48,817,473 Shares outstanding as of the date hereof. Mr. Bradsher has the sole power to vote or direct the vote of 25,900 Shares and the shared power to vote or direct the vote of 10,768,430 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 25,900 Shares and the shared power to dispose or direct the disposition 10,768,430 Shares.

The transactions in the Shares by the Reporting Persons since the last Schedule 13D/A filed by the Reporting Persons in respect of the Issuer are set forth on Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024	Broadwood Partners, L.P.*
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.*

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher*

* This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 31 to Schedule 13D, dated January 10, 2024, relating to the Common Stock, par value $0.01 per share, of STAAR Surgical Company shall be filed on behalf of the undersigned.

Dated: January 10, 2024	Broadwood Partners, L.P.
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale/Gift	Quantity	Price ($)
11/28/23	Purchase	91,944	$31.84 (1)
11/28/23	Purchase	5,040	$32.0034 (2)
11/29/23	Purchase	157,473	$31.3763 (3)
11/29/23	Purchase	2,827	$31.9908 (4)
11/30/23	Purchase	177,707	$31.4207 (5)
1/03/24	Purchase	6,573	$28.928 (6)
1/04/24	Purchase	63,246	$28.9059 (7)
1/05/24	Purchase	156,634	$28.4762 (8)
1/05/24	Purchase	100	$28.895
1/08/24	Purchase	4,042	$27.1019 (9)

(1)	This constitutes the weighted average purchase price. The prices range from $31.00 to $31.9998. The Reporting Person will provide upon request by the Securities and Exchange Commission staff (the “SEC Staff”), the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(2)	This constitutes the weighted average purchase price. The prices range from $32.00 to $32.01. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(3)	This constitutes the weighted average purchase price. The prices range from $30.9186 to $31.9183. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(4)	This constitutes the weighted average purchase price. The prices range from $31.919 to $32.11. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(5)	This constitutes the weighted average purchase price. The prices range from $30.84 to $31.81. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(6)	This constitutes the weighted average purchase price. The prices range from $28.85 to $28.99. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(7)	This constitutes the weighted average purchase price. The prices range from $28.74 to $28.99. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(8)	This constitutes the weighted average purchase price. The prices range from $27.88 to $28.82. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(9)	This constitutes the weighted average purchase price. The prices range from $27.0405 to $27.435. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.